Exhibit (h)(3)

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

This Administration Agreement is amended and restated as of October 4, 2016, between GMO SERIES TRUST, a Massachusetts business trust (the “Trust”) on behalf of each of its series listed on Exhibit I hereto (each, a “Fund,” and collectively, the “Funds”), and GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Administrator”).

WHEREAS, the Trust is registered with the Securities and Exchange Commission (the “SEC”) as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust is authorized to establish separate series and issue shares of beneficial interest (“Shares”) in each Fund;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties agree as follows:

1.	APPOINTMENT OF ADMINISTRATOR AND SERVICES TO BE RENDERED.

(a)          Appointment. The Trust hereby appoints Grantham, Mayo, Van Otterloo & Co. LLC as the Administrator with respect to the Funds to provide administrative support services to the Funds and to shareholders of record of Shares of each Fund on the terms set forth in this Agreement, as amended or supplemented from time to time. The Administrator accepts such appointment and agrees during such period to render the services for the compensation herein provided. The Administrator will perform the services set forth below that are designated to it. The Administrator is responsible only for the services that it has specifically agreed to herein.

(b)          Services Rendered. Services rendered by the Administrator will include, without limitation, the following:

(i) with respect to Class PS shares, arranging and paying for the provision of sub-transfer agency, recordkeeping, and related administrative services to retirement plan participants and other investors who hold Class PS shares through an omnibus account; and

(ii) in addition to the class-specific services described in Section 1(b)(i) above, with respect to all classes of shares, (1) processing aggregated purchase and redemption orders for shareholders of record, (2) coordinating operation of the National Security Clearing Corporation’s Fund/SERV system with intermediary platforms, (3) providing information about and processing dividend payments, (4) assisting with the production and distribution of shareholder communications to shareholders of record such as proxies, shareholder reports, dividend and tax notices, (5) preparing tax returns and related documentation, (6) assisting with the production of registration statements, (7) providing assistance with respect to the audits of the Funds, (8) establishing and maintaining certain information about the Shares on the Administrator’s internet site, (9) maintaining of all the Trust’s records as required by the 1940 Act, except for those records to be maintained by the investment adviser under the Investment Management Agreement or by another party under any other agreement with the Trust, (10) preparing and submitting reports to various regulatory agencies, (11) preparing and submitting reports and meeting materials to the Trustees of the Trust and to existing shareholders, including without limitation, annual and semi-annual shareholder reports and quarterly portfolio holdings disclosure reports, (12) supervising, negotiating, and administering contractual arrangements with (to the extent appropriate) and monitoring the performance of, third party accounting agents, custodians, depositories, transfer agents (but not sub-transfer agents, recordkeepers and related administrative service providers described in Section 1(b)(i) above), pricing agents, independent accountants and auditors, attorneys, printers, insurers and other persons in any capacity deemed to be necessary or desirable to Trust or Fund operations, (13) providing direct client service, maintenance and reporting to platform sponsors, retirement plans, and other shareholders of record, such services to include, without limitation, professional and informative reporting, recordholder account information, access to analysis and explanation of Fund reports, and assistance in the correction and maintenance of recordholder account information, and otherwise maintaining the relationship with the recordholders, (14) furnishing office space and equipment, providing bookkeeping and clerical services (excluding determination of net asset value, shareholder services, and fund accounting services for the Fund being supplied by other service providers as the Fund may engage from time to time), and (15) providing individuals affiliated with the Administrator to serve as officers of the Trust and paying all salaries, fees and expenses of such officers and Trustees of the Trust who are affiliated with the Administrator.

The Administrator may provide these services directly or may contract with third party service providers (“Third Party Servicers”) to provide any or all of the services listed in this Section 1; provided that the Trust acknowledges and agrees that (1) the services described in Section 1(b)(i) will be performed by Third Party Servicers selected by the adviser to, or sponsor of, retirement plan or other omnibus account investors; (2) the Administrator has no responsibility to monitor the performance of such Third Party Servicers or the nature or quality of the services such Third Party Servicers provide, and (3) except with regard to payment, the Trust shall have no recourse against the Administrator with respect to the services Third Party Servicers provide pursuant to Section 1(b)(i).

(c)       The Administrator shall not be required to provide directly hereunder any of the foregoing services which may cause the Administrator to be engaged in the business of effecting transactions in securities for the account of others, or to induce or attempt to induce the purchase or sale of any security.

(d)       The Administrator shall pay for the cost of the service providers described in Section 1(b)(ii)(12) above, and shall also pay for the Trust’s registration fees pursuant to Section 24(f)(2) of the 1940 Act; provided, however, that the Administrator will not pay for any sub-transfer agent/recordkeeping services for which payment is made directly by a Fund in respect of Class R4 and R5 shares pursuant to the Trust’s Rule 12b-1 Plan for Class R4 and R5 shares.

(e)       For the avoidance of doubt (and without intending that this Section 1(e) serve as an exclusive list of expenses borne by the Trust or the Funds), the Administrator shall not be obligated under this Agreement to pay (i) any of the Trust’s brokerage commissions, securities lending fees and expenses, interest expense, transfer taxes, and other investment-related costs (including expenses associated with investments in any company that is an investment company (including an exchange-traded fund) or would be an investment company under 1940 Act, but for the exceptions to the definition of investment company provided in Sections 3(c)(1) and 3(c)(7) of the 1940 Act), hedging transaction fees, and extraordinary, non-recurring and certain other unusual expenses (including taxes), or (ii) any other expenses of or for the Trust or of or for the Fund not expressly assumed by the Administrator pursuant to this Agreement.

2.	OTHER AGREEMENTS, ETC.

It is understood that any of the shareholders, Trustees, officers and employees of the Trust may be a partner, shareholder, director, officer or employee of, or be otherwise interested in, the Administrator, and in any person controlled by or under common control with the Administrator, and that the Administrator and any person controlled by or under common control with the Administrator may have an interest in the Trust. It is also understood that the Administrator and persons controlled by or under common control with the Administrator may have advisory, servicing, distribution or other contracts with other organizations and persons, and may have other interests and businesses.

3.	COMPENSATION TO BE PAID BY THE TRUST TO THE ADMINISTRATOR.

Each Fund will pay to the Administrator as compensation for the Administrator’s services provided and expenses paid by the Administrator with respect to such Fund pursuant to Section 1, a fee, computed and accrued daily, and paid monthly or at such other intervals as the Trustees shall determine, at the annual rate of 0.20% of such Fund’s average daily net asset value; provided that if a Fund invests substantially all of its assets in Class III shares of a series of GMO Trust (a “GMO Trust Fund”), such fee in respect of the Fund’s Class R4, Class R5 and Class R6 shares shall be reduced to the annual rate of 0.05% since those Classes separately pay for sub-transfer agency, recordkeeping and related administrative services directly; and provided further that if a Fund invests substantially all of its assets in a class of shares of a GMO Trust Fund other than Class III shares, such fee rate in respect of the Fund’s Class R4, Class R5 and Class R6 shares shall be reduced by the Shareholder Service Fee rate charged by that class of shares of the GMO Trust Fund. Such fee shall be payable for each month (or other interval) within seven (7) business days after the end of such month (or other interval). The Administrator may elect to pay all or any portion of such fee to any Third Party Servicers performing any services listed in Section 1 hereof for the Funds. No compensation paid by the Trust hereunder shall be for services primarily intended to result in the sale of Shares.

The services provided by the Administrator to Class PS shares pursuant to this Agreement are not primarily intended to result in the sale of Fund shares, but are intended to provide ongoing services to shareholders investing through third-party platforms. The payments to the Administrator by Class PS shares are, however, made pursuant to a service plan (the “Service Plan”) that has been adopted pursuant to the provisions of Rule 12b-1 under the 1940 Act so as to ensure compliance with relevant regulations in the event that payment for those services is nonetheless deemed to constitute the direct or indirect financing of distribution by a Fund of its Class PS shares.

If the Administrator shall serve for less than the whole of a month (or other interval), the foregoing compensation shall be prorated.

4.	INFORMATION REPORTING TO THE TRUSTEES OF THE TRUST.

Any person authorized to direct the disposition of monies paid or payable by Class PS shares of the Trust pursuant to Section 1(b)(i) of this Agreement or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, no less frequently than required by the 1940 Act and the rules thereunder (in substance, at least quarterly), a written report of the amounts so expended and the purposes for which such expenditures were made.

5.	ASSIGNMENT TERMINATES THIS AGREEMENT; AMENDMENTS OF THIS AGREEMENT.

This Agreement shall automatically terminate, without the payment of any penalty, in the event of its assignment. This Agreement shall not be amended unless such amendment is approved by the vote of both (a) the Trustees of the Trust and (b) a majority of the Independent Trustees.

6.	EFFECTIVE PERIOD AND TERMINATION OF THIS AGREEMENT.

This Agreement shall become effective upon its execution, and shall remain in full force and effect continuously thereafter (unless automatically terminated as set forth in Section 5) until terminated as follows:

(a) Either party hereto may at any time terminate this Agreement (or this Agreement’s application to one or more classes or Funds) by not more than sixty days’ written notice delivered or mailed by registered mail, postage prepaid, to the other party; or

(b) If both (i) the Trustees of the Trust, and (ii) a majority of the Independent Trustees, do not specifically approve no less frequently than required by the 1940 Act and the rules thereunder (in substance, at least annually) the continuance of this Agreement, then this Agreement shall automatically terminate at the close of business on the first anniversary of its execution, or upon the expiration of one year from the effective date of the last such continuance, whichever is later.

Termination of this Agreement pursuant to this Section 6 shall be without the payment of any penalty.

7.	CERTAIN DEFINITIONS.

For the purposes of this Agreement, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust or the Administrator, and have no direct or indirect financial interest in this Agreement; (b) the terms “affiliated person”, “assignment”, “control” and “interested person” shall have their respective meanings defined in the 1940 Act, and the rules and regulations thereunder, subject, however, to such exemptions as may be granted by the SEC under the 1940 Act; and (c) the phrase “specifically approve at least annually” shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder.

8.	NONLIABILITY OF ADMINISTRATOR AND INDEMNIFICATION

In the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator, or reckless disregard of its obligations and duties hereunder, the Administrator, its directors, officers, employees, and agents shall not be subject to any liability to the Trust, or to any shareholder of the Trust, for any act or omission in the course of, or connected with, rendering services hereunder.

9.	LIMITATION OF LIABILITY OF THE TRUSTEES AND SHAREHOLDERS.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, GMO SERIES TRUST and GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC have each caused this instrument to be signed in duplicate on its behalf by its duly authorized representative, all as of the day and year first above written.

GMO SERIES TRUST

By	/s/ Douglas Y. Charton
Name: Douglas Y. Charton
Title: Clerk

GRANTHAM, MAYO, VAN OTTERLOO
& CO. LLC

By	/s/ J.B. Kittredge
Name: J.B. Kittredge
Title: General Counsel
Reviewed by: Douglas Y. Charton

This Agreement is executed on behalf of  GMO by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually.  The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon  GMO and its assets.  A Certificate of Organization of GMO is on file with the Secretary of The Commonwealth of Massachusetts.

Exhibit I

GMO Series Trust

List of Series of the Trust Covered by the Amended and Restated Administration Agreement

1.	GMO Benchmark-Free Allocation Series Fund

2.	GMO Core Plus Bond Series Fund

3.	GMO Emerging Countries Series Fund

4.	GMO Emerging Country Debt Series Fund

5.	GMO Foreign Series Fund

6.	GMO Global Asset Allocation Series Fund

7.	GMO Global Equity Allocation Series Fund

8.	GMO International Developed Equity Allocation Series Fund

9.	GMO International Equity Allocation Series Fund

10.	GMO Quality Series Fund

11.	GMO SGM Major Markets Series Fund

12.	GMO U.S. Equity Allocation Series Fund